# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Delek US Holdings, Inc, CIK 0001351541
CUSIP: 24665A103
Title of class of securities: ION Asset Management Ltd.
Address of issuer's principal executive offices: 310 SEVEN SPRINGS WAY, BRENTWOOD, Tennessee (TN), 37027
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001178913-24-003397
Filed by CIK 0001603837

## Reporting persons
- Ion Asset Management Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 1,941,503; shared voting power 0; sole dispositive power 1,941,503; shared dispositive power 1,802,387; aggregate amount beneficially owned 3,743,890 (6.17% of the class)

## Item 1. Issuer
Name of issuer: Delek US Holdings, Inc
Address of issuer's principal executive offices: 310 SEVEN SPRINGS WAY, BRENTWOOD, Tennessee, 37027

## Item 2. Person Filing
Name of person filing:
ION Asset Management Ltd.
ION Asset Management Ltd. ("ION") possesses beneficial ownership over shares of common stock of the Issuer that are reported in this Schedule 13G/A and that are held in two ways (i) 1,941,503 shares are held by ION Long/Short Fund LP, as to which ION possesses sole voting power and sole dispositive power, and (ii) 1,802,387 shares held in a managed account, as to which ION lacks voting power and shares dispositive power with the managers of the managed account (who could require that ION dispose of the shares under certain circumstances).
Address of principal business office or, if none, residence: 13th Floor, Building E, 89 Medinat Hayehudim Street, Herzliyah, Israel.
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,743,890
Percent of class: 6.17%
Sole power to vote or to direct the vote: 1,941,503
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,941,503
Shared power to dispose or to direct the disposition: 1,802,387

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Ion Asset Management Ltd.: /s/ Anthony Reich, Anthony Reich/CFO (08/11/2025)